UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of August 2012

Commission File No.: 001-35201

ZODIAC EXPLORATION INC.

(Translation of the registrant’s name into English)

400, 1324 – 17th Ave SW, Calgary, Alberta, Canada, T2T 5S8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          Form 40-F         X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____________________

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______________________

TABLE OF CONTENTS

The following documents are filed as part of this Form 6-K

Exhibit

99.1	Press release dated August 14, 2012
99.2	Consolidated Financial Statements for the Three and Nine months ended June 30, 2012
99.3	Management Discussion and Analysis for the Three and Nine months ended June 30, 2012
99.4	Certification of Interim Filings dated August 14, 2012 (CEO)
99.5	Certification of Interim Filings dated August 14, 2012 (CFO)

588699.2

ZODIAC EXPLORATION INC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZODIAC EXPLORATION INC.

Date: August 14, 2012

By:       /s/ W Murray Rodgers

Name: W. Murray Rodgers

Title: President & Chief Executive Officer

Exhibit Index

Exhibit

99.1	Press release dated August 14, 2012
99.2	Consolidated Financial Statements for the Three and Nine Months ended in June 30, 2012
99.3	Management, Discussion and Analysis for the Three and Nine Months ended in June 30, 2012
99.4	Certification of Interim Filings dated August 14, 2012 (CEO)
99.5	Certification of Interim Filings dated August 14, 2012 (CFO)

I-588699.2